UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 19, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF FISCAL COUNCIL MEETING

HELD ON APRIL 19th, 2023

DATE, TIME AND PLACE: April 19th, 2023, at 8.00 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Messrs. Walmir Urbano Kesseli, Anna Maria Cerentini Gouvêa Guimarães and Elias de Matos Brito, regular members of the Company’s Fiscal Council (“CF”) attended the meeting, either in person or by means of audio or videoconference. Mrs. Fabiane Reschke, Secretary, also attended the meeting. It is also registered the presence of Mr. Nicandro Durante, Chairman of the Company’s Board of Directors.

AGENDA: (1) To elect the Chairman of the Company’s Fiscal Council; and (2) Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”).

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the item (2) of the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subject included on the Agenda, the CF members registered their considerations and discussions as follows:

(1) To elect the Chairman of the Company’s Fiscal Council.

In view of the proposal presented by Mr. Elias de Matos Brito and supported by Mrs. Anna Maria Cerentini Gouvêa Guimarães, for the election of Mr. Walmir Urbano Kesseli as Chairman of the Fiscal Council (“CF”), the members of the CF, unanimously, elected him to occupy that position, with a term of office until the Annual Shareholders Meeting of the Company, which will be held in 2024. Mr. Walmir Urbano Kesseli thanked for the nomination and the trust placed in him.

CONT. OF MINUTES OF FISCAL COUNCIL MEETING OF TIM S.A.

April 19th, 2023

(2) Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”).

Messrs. Gustavo Baptista Alves, representative of the Administrative & Tax Services area, and Bruno Cordeiro Justo, representative of the Tax Conformity area, made a brief introduction on the subject, already well known by the CF members, and presented the management proposal for the distribution as Interest on Shareholders’ Equity ("IE") by the Company, as follows: (i) amount of R$230,000,000.00 (two hundred and thirty million reais) at R$0.095010222 (zero, point, zero, nine, five, zero, one, zero, two, two, two cents) of gross value per share; (ii) payment will be made until May 9th, 2023, without the application of any monetary restatement index; (iii) shall be considered the date of April 25th, 2023, to identify the shareholders entitled to receive such amounts. Therefore, the shares acquired after said date will be traded ex direito of IE distribution; and (iv) The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares, in order to comply with the Company's Long-Term Incentive Plan.

After the clarifications provided, the members of the Fiscal Council thanked and expressed in favor of the management proposal.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), April 19th, 2023.

FABIANE RESCHKE

Secretary

2

TIM S.A.

Publicly Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, based on the information provided and the clarifications received by the Company's management, expressed their favorable opinion on the presentation, to the Board of Directors of the Company, of the proposal for the distribution as Interest on Shareholders’ Equity in the amount of R$230,000,000.00 (two hundred and thirty million reais) at R$0.095010222 (zero, point, zero, nine, five, zero, one, zero, two, two, two cents) of gross value per share, for payment to be made until May 9th, 2023, without the application of any monetary restatement index, considering the date of April 25th, 2023, to identify the shareholders entitled to receive such amounts.

Rio de Janeiro, April 19th, 2023.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	ANNA MARIA CERENTINI GOUVÊA GUIMARÃES Member of the Fiscal Council
Elias de Matos Brito Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: April 19, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer